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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE TO/A
                                 (RULE 14D-100)

                             TENDER OFFER STATEMENT
   UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 3)


                                   OEA, INC.
                       (Name of Subject Company (Issuer))

                                 AUTOLIV, INC.
                               AUTOLIV ASP, INC.
                             OEA MERGER CORPORATION
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, $0.10 PAR VALUE PER SHARE
                         (INCLUDING ASSOCIATED RIGHTS)
                         (Title of Class of Securities)

                                   670826106
                     (CUSIP Number of Class of Securities)
                            ------------------------

                                JORGEN SVENSSON
                         VICE PRESIDENT--LEGAL AFFAIRS,
                         GENERAL COUNSEL AND SECRETARY
                               WORLD TRADE CENTER
                             KLARABERGSVIADUKTEN 70
                           S-107 24 STOCKHOLM, SWEDEN
                                46(8) 587 20 600
                      (Name, Address and Telephone Number
                  of Person Authorized to Receive Notices and
                  Communications on behalf of Filing Persons)

                                    COPY TO:

                                SCOTT V. SIMPSON
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               ONE CANADA SQUARE
                          CANARY WHARF, LONDON E14 5DS
                               44 (20) 7519 7040

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*:                                       AMOUNT OF FILING FEE:
                       $219,493,280                                                    $43,899

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $0.10 per share of OEA, Inc. (the "Common Stock"), including associated rights to purchase common stock (the "Rights" and together with the Common Stock, the "Shares"), at a price per Share of $10.00 in cash. As of March 23, 2000, there were (i) 20,621,691 Shares outstanding and (ii) 1,327,637 Shares reserved for issuance for outstanding options, warrants and other rights to acquire Shares from the Company. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50(th) of one percent of the value of the transaction.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:        Not applicable          Filing Party:      Not applicable
Form or registration no.:      Not applicable          Date Filed:        Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    This Amendment No. 3 to the Tender Offer Statement on Schedule TO filed initially with the Securities and Exchange Commission on March 24, 2000 relates to the third-party tender offer by OEA Merger Corporation, Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Autoliv, Inc., a Delaware corporation ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share (the "Common Stock"), of OEA, Inc., a Delaware corporation (the "Company"), and the associated rights to purchase Common Stock (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $10.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 24, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").


ITEM 11. ADDITIONAL INFORMATION.


    Item 11 is hereby amended and supplemented as follows: "The Offer has been extended by the Purchaser for five business days, until 12:00 midnight, New York City time, on Monday, May 1, 2000."


ITEM 12. EXHIBITS.

    Item 12 is amended to add the following exhibit:


    (a)(1)(J)  Press Release dated April 25, 2000.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       AUTOLIV, INC.

                                                       By:  /s/ JORGEN SVENSSON
                                                            -----------------------------------------
                                                            Name: Jorgen Svensson
                                                            Title: VICE PRESIDENT--LEGAL AFFAIRS,
                                                                 GENERAL COUNSEL AND SECRETARY

                                                       OEA MERGER CORPORATION

                                                       By:  /s/ JORGEN SVENSSON
                                                            -----------------------------------------
                                                            Name: Jorgen Svensson
                                                            Title: VICE PRESIDENT AND TREASURER


                                                       AUTOLIV ASP, INC.

                                                       By:  /s/ JORGEN SVENSSON
                                                            -----------------------------------------
                                                            Name: Jorgen Svensson
                                                            Title: DIRECTOR



Date: April 25, 2000

                                 EXHIBIT INDEX


EXHIBIT NO.          DESCRIPTION
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(a)(1)(J)            Press Release dated April 25, 2000.